UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.  )1

Medley Capital Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58503F106

(CUSIP Number)

September 9, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP NO. 58503F106

1		NAMES OF REPORTING PERSONS BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 50,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 50,000
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 58503F106

1		NAMES OF REPORTING PERSONS BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 50,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 50,000
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 58503F106

1		NAMES OF REPORTING PERSONS BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 50,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 50,000
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 58503F106

1		NAMES OF REPORTING PERSONS Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 50,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 50,000
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 58503F106

1		NAMES OF REPORTING PERSONS FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 50,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 50,000
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 58503F106

1		NAMES OF REPORTING PERSONS The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 45,000
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 45,000
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 58503F106

1		NAMES OF REPORTING PERSONS Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 180,000 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 180,000 (1)
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,000 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)         Includes 5,000 Shares held in an IRA account, over which Mr. Radoff has sole voting and dispositive control.

CUSIP NO. 58503F106

Item 1(a).                  Name of Issuer:

Medley Capital Corporation, a Delaware corporation (the “Issuer”)

Item 1(b).                  Address of the Issuer’s Principal Executive Offices:

280 Park Avenue
6th Floor East
New York, New York 10017

Item 2(a).                  Name of Person Filing:

This statement is filed by BLR Partners LP, a Texas limited partnership (“BLR Partners”), BLRPart, LP, a Texas limited partnership (“BLRPart GP”), BLRGP Inc., a Texas S corporation (“BLRGP”), Fondren Management, LP, a Texas limited partnership (“Fondren Management”), FMLP Inc., a Texas S corporation (“FMLP”), The Radoff Family Foundation, a Texas non-profit corporation (“Radoff Foundation”), and Bradley L. Radoff. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

BLRPart GP serves as the general partner of BLR Partners. BLRGP serves as the general partner of BLRPart GP. Fondren Management serves as the investment manager of BLR Partners. FMLP serves as the general partner of Fondren Management. Mr. Radoff serves as the sole shareholder and sole director of each of BLRGP and FMLP. By virtue of these relationships, BLRPart GP, BLRGP, Fondren Management, FMLP and Mr. Radoff may be deemed to beneficially own the Shares (as defined below) owned directly by BLR Partners. In addition, Mr. Radoff serves as a director of Radoff Foundation and may be deemed to beneficially own the Shares owned directly by Radoff Foundation.

Item 2(b).                  Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Reporting Persons is 1177 West Loop South, Suite 1625, Houston, Texas  77027.

Item 2(c).                   Citizenship:

BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP and Radoff Foundation are organized under the laws of the State of Texas.  Mr. Radoff is a citizen of the United States of America.

Item 2(d).                  Title of Class of Securities:

Common Stock, par value $0.001 per share (“Shares”)

Item 2(e).                   CUSIP Number:

58503F106

Item 3.                                 If this statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	☒	Not applicable.
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

CUSIP NO. 58503F106

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.                                 Ownership.

Item 4(a).                  Amount Beneficially Owned:

As of the close of business on September 17, 2020:

(i)	BLR Partners directly owned 50,000 Shares;

(ii)	Radoff Foundation directly owned 45,000 Shares;

(iii)	Mr. Radoff beneficially owned 5,000 Shares through an IRA account; and

(iv)

Each of BLRPart GP, as the general partner of BLR Partners, BLRGP, as the general partner of BLRPart GP, Fondren Management, as the investment manager of BLR Partners, FMLP, as the general partner of Fondren Management, and Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP, may be deemed the beneficial owner of the 50,000 Shares owned by BLR Partners. Mr. Radoff, as a director of Radoff Foundation, may also be deemed the beneficial owner of the 45,000 Shares owned by Radoff Foundation, which, together with the 50,000 Shares owned by BLR Partners that he may be deemed to beneficially own and the 5,000 Shares he beneficially owns through an IRA account, constitutes an aggregate of 180,000 Shares beneficially owned by Mr. Radoff.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 4(b).                  Percent of Class:

The following percentages are based on 2,723,711 Shares outstanding as of August 7, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2020.

As of the close of business on September 17, 2020, (i) each of BLR Partners, BLRPart GP, BLRGP, Fondren Management and FMLP may be deemed to beneficially own approximately 1.8% of the outstanding Shares, (ii) Radoff Foundation may be deemed to beneficially own 1.7% of the outstanding Shares and (iii) Mr. Radoff may be deemed to beneficially own approximately 6.6% of the outstanding Shares.

Item 4(c).                   Number of shares as to which such person has:

(i)                                     Sole power to vote or to direct the vote:
See Cover Pages Items 5-9.

(ii)                                  Shared power to vote or to direct the vote:
See Cover Pages Items 5-9.

CUSIP NO. 58503F106

(iii)                               Sole power to dispose or to direct the disposition of:
See Cover Pages Items 5-9.

(iv)                              Shared power to dispose or to direct the disposition of:
See Cover Pages Items 5-9.

Item 5.                                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                                 Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                                 Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.                                 Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.                                 Notice of Dissolution of Group

Not applicable.

Item 10.                          Certification

By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 58503F106

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 18, 2020
BLR Partners LP

	By:	BLRPart, LP General Partner
	By:	BLRGP Inc. General Partner

	By:	/s/ Bradley L. Radoff
		Name:	Bradley L. Radoff
		Title:	Sole Director

BLRPart, LP

	By:	BLRGP Inc. General Partner

	By:	/s/ Bradley L. Radoff
		Name:	Bradley L. Radoff
		Title:	Sole Director

BLRGP Inc.

	By:	/s/ Bradley L. Radoff
		Name:	Bradley L. Radoff
		Title:	Sole Director

Fondren Management, LP

	By:	FMLP Inc. General Partner

	By:	/s/ Bradley L. Radoff
		Name:	Bradley L. Radoff
		Title:	Sole Director

FMLP Inc.

	By:	/s/ Bradley L. Radoff
		Name:	Bradley L. Radoff
		Title:	Sole Director

The Radoff Family Foundation

	By:	/s/ Bradley L. Radoff
		Name:	Bradley L. Radoff
		Title:	Sole Director

/s/ Bradley L. Radoff
Bradley L. Radoff